Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-281054

August 15, 2024

WeRide Inc.

WeRide Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley Asia Limited, c/o Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com, J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, United States of America, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, or China International Capital Corporation Hong Kong Securities Limited, at 28th Floor, 350 Park Avenue, New York, NY 10022, United States of America, by calling 1-646-794-8800 or by email at g_prospectus@cicc.com.cn.

You may also access the Company’s most recent prospectus dated August 15, 2024, which was included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on August 15, 2024, or Amendment No.  2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1867729/000119312524201035/d343706df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2. All references to page numbers are to page numbers in Amendment No. 2.

Prospectus Summary

1. Add the following as the fourth paragraph under the heading “Corporate History and Structure” on pages 15 and 16.

Pursuant to our eighth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, for so long as Tonyhan Limited and Yanli Holdings Limited, which we refer to as the Founder Entities, or their affiliates remain as shareholders of our company, such shareholders shall together be entitled to appoint, remove and replace at least two directors, which we refer to as the Founder Entity Appointed Directors, by delivering a written notice to us. There is no minimum share ownership threshold for Founder Entities or their affiliates to retain their director nomination rights. Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., Dr. Tony Xu Han and Dr. Yan Li, which will become effective upon the completion of this offering, Alliance Ventures, B.V. is entitled to appoint, remove, and replace two directors by delivering a written notice to us. In the event Alliance Ventures, B.V. sells our shares following this offering equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares following this offering equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. In order to keep Alliance Ventures, B.V.’s nomination rights, Dr. Tony Xu Han and Dr. Yan Li shall exercise their director appointment right through the Founder Entities and appoint the nominees from Alliance Ventures, B.V. as Founder Entity Appointed Directors. As advised by our Cayman Islands counsel, these entities together would not be entitled to appoint more than two directors.

2. Amend the fourth paragraph under the heading “Permissions Required from the PRC Authorities for This Offering” on page 18 as follows.

As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC published the filing results on the CSRC website on August 25, 2023 and it is valid for 12 months. According to the No. 1 Guideline of the Filing Rules, if we fail to complete the overseas offering and listing before the expiration of the filing notice, we shall update and resubmit the CSRC filing materials and go through the CSRC filing process again from the beginning. Preparing the updated CSRC filing materials can be a time-consuming process, and the CSRC may raise additional questions that must be addressed to their satisfaction. As a result, the timeline for obtaining a new filing notice is highly unpredictable, and the procedure may involve significant uncertainties. Besides, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

3. Amend the first paragraph under the heading “Cash Flows through Our Organization” on page 19 as follows.

WeRide Inc., our Cayman Islands holding company may transfer cash to WeRide HongKong Limited, the wholly-owned Hong Kong subsidiary of WeRide Inc., by making capital contributions or providing intra-group loans. WeRide HongKong Limited, in turn, may transfer cash to its wholly-owned subsidiary in mainland China by making capital contributions or providing intra-group loans to them. Our subsidiaries may also provide intra-group loans to WeRide Inc. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to WeRide HongKong Limited. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to WeRide HongKong Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC Company Law, each of our PRC subsidiary is required to set aside at least 10% of its after-tax profit each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Upon satisfaction of the aforementioned statutory conditions and procedures, if our wholly-owned subsidiaries in mainland China generate accumulated profits and meet the requirements for statutory reserve funds, they may pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. As of the date of this prospectus, our wholly-owned subsidiaries in mainland China have not paid any dividends to WeRide HongKong Limited or other entities outside of mainland China.

4. Add a new footnote (1) to the line item “Repayment from subsidiaries to WeRide Inc.” in the table on page 20 as follows.

(1) WeRide Corp., our subsidiary in the United States, was the only subsidiary that provided repayment in 2023.

5. Add two new paragraphs as the second and third paragraphs under the heading “VIE Consolidation Schedule” on page 21 as follows.

Before the unwinding of the VIE structure, the VIE historically held a surveying and mapping certificate and held an ICP License, both of which are subject to foreign investment restrictions. The VIE obtained the ICP License because we believed that an ICP license might be required for our online ride-hailing platform. However, as subsequently confirmed with the relevant authorities, if the online ride-hailing platform only engages in the publication of information related to online ride-hailing, it does not need an ICP license. As a result, the VIE completed the deregistration of the ICP License. While the VIE historically conducted surveying and mapping business, we have since been cooperating with a service provider that possesses a navigation electronic map production and surveying license, and terminated the surveying and mapping business of the VIE and deregistered the relevant certificate. We do not believe that a VIE structure is necessary under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List 2021. Any industry not listed on the Negative List 2021, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2021. As a result, we do not need a VIE structure to operate the business of our PRC subsidiaries.

Risk Factors

6. Add three new paragraphs as the third, fourth and tenth paragraphs and amend the eighth paragraph of the risk factor under the heading “Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.” on pages 42 and 43 as follows.

The users’ data obtained by us through the WeRide Go app is stored on the cloud provided by a leading cloud service supplier in China. We have reached written agreements with this cloud service supplier on data security obligations, requiring it to adopt appropriate technical measures and management measures to protect the data.

Even with the aforementioned agreement, we do not control the cloud services provided by the aforementioned cloud service supplier, and there is a risk that such services may not be reliable. If the cloud service supplier violates the agreement or legal provisions, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users.

. . .

The Revised Cybersecurity Review Measures further stipulates that a network platform operator that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review when it seeks to list overseas. This requirement only applies in situations where a company is seeking to list its securities in other countries. After this offering is completed, even if we become in possession of more than one million users’ personal information, this requirement will not apply, unless the Company seeks to list its securities in countries other than the U.S. and China in the future. As of the date of this prospectus, the number of users involved in the personal information held by us is far less than one million. Therefore, the risk that we are subject to cybersecurity review due to this offering is remote. We have completed the procedures as advised by our PRC legal counsel, Commerce & Finance Law Offices.

. . .

However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceed more million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.

7. Add a new risk factor under the heading “We have historically received government grants, but we cannot guarantee that we will continue to receive such grants or subsidies in the future. In addition, the changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operation results in the long term.” on pages 48 and 49 as follows.

We have historically received government grants, but we cannot guarantee that we will continue to receive such grants or subsidies in the future. In addition, the changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operation results in the long term.

We have historically received government grants and recognized government grants as other net income of RMB19.7 million, RMB14.4 million and RMB6.9 million (US$0.9 million) in 2022, 2023 and the six months ended June 30, 2024, respectively. We also recorded government grants received with conditions of RMB139.1 million, RMB176.4 million and RMB179.1 million (US$24.6 million) in other payables as of December 31, 2022 and 2023 and June 30, 2024, respectively, and RMB5.9 million, RMB6.5 million and RMB4.7 million (US$0.7 million) in other non-current liabilities as of December 31, 2022 and 2023 and June 30, 2024, respectively. However, there is no assurance of the continued availability of the government grants currently enjoyed by us, any reduction or elimination of which would have an adverse effect on our financial condition. Our eligibility for government grants depends on a variety of factors, including the relevant government policies, the availability of funding at different granting authorities, and the development progress made by other peer companies. In addition, the timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance, such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China. Further, there are also government grants that have no conditions attaching to them and such grants are recognized as other net income when the grants are received.

Currently, we primarily sell our vehicles to customers in China. While we have started to sell vehicles internationally, these sales have not yet achieved scale, and the volume remains low with high pricing. The limited scale of our international sales does not pose a significant threat to the competitive landscape in those markets. As a result, we believe that the risk of tariffs or other non-tariff trade barriers being imposed on our vehicles due to the government subsidies we receive is currently remote. However, in the long term, we cannot rule out the possibility that our company may be subject to tariffs or other non-tariff trade barriers as our international presence grows. In addition, trade-related tensions between China and the United States and other jurisdictions remain an important source of potential risk, and such tension may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions, especially to the companies receiving government grants from PRC, like us. If we plan to offer an increased number of vehicles internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have a material adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.

8. Add the following before the last paragraph of the risk factor under the heading “We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.” on pages 53 and 54.

According to the regulations of CFIUS, CFIUS has jurisdiction to review the following types of transactions: (1) “covered control transactions,” which are transactions that could result in control of a U.S. business directly or indirectly by a foreign person (whether or not that control is actually exercised, including transfers of a U.S. business from one foreign person to another), (2) “covered investments,” which are certain non-controlling investments in U.S. businesses that afford a foreign person access to material nonpublic technical information, board membership or observer rights, or substantive decision making in a U.S. business involved in critical technologies, critical infrastructure, or sensitive personal data (a “TID U.S. business”), (3) changes in rights that give a foreign person control over a U.S. business, (4) transactions designed or structured to evade CFIUS jurisdiction, and (5) certain acquisitions, leases, and concessions involving real estate that is proximate to identified sensitive U.S. military and intelligence assets. See 31 C.F.R. §§ 800.213, 802.212.

However, according to the CFIUS rules, only certain covered control transactions and covered investments in a TID U.S. business would require mandatory filings to CFIUS. As a threshold matter, a mandatory filing is only required for investments in TID U.S. Businesses. See 31 C.F.R. §§ 800.401.

A “TID U.S. business” is U.S. business that is involved “critical technologies,” “critical infrastructure,” and/or “sensitive personal data.” Specifically, a “TID U.S. business is any U.S. business that:

a. Produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies;

b. Performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure; or

c. Maintains or collects, directly or indirectly, sensitive personal data of U.S. citizens.

31 C.F.R. § 800.248. In pertinent part, “critical technologies” include “[i]tems included on the Commerce Control List (CCL) set forth in Supplement No. 1 to part 774 of the Export Administration Regulations (EAR) (15 CFR parts 730-774), and controlled—(1) Pursuant to multilateral regimes, including for reasons relating to national security, chemical and biological weapons proliferation, nuclear nonproliferation, or missile technology; or (2) For reasons relating to regional stability or surreptitious listening” and “[e]merging and foundational technologies controlled under section 1758 of the Export Control Reform Act of 2018 (50 U.S.C. 4817).” 31 C.F.R. § 800.215.

Based on the export control risk assessment by our U.S. export control counsel, all the items that we actually produce—including our proprietary software and certain proprietary hardware used on our autonomous vehicles—are classified EAR99, and the third-party hardware incorporated in our autonomous driving solutions are classified EAR99 (i.e., not described on the Commerce Control List) or subject only to anti-terrorism controls (i.e., not multilateral controls). Therefore, we do not produce, design, test, manufacture, fabricate, or develop any “critical technologies.” We are also not involved in any covered investment critical infrastructure described in column 2 of Appendix A to 31 C.F.R. Part 800. We also do not sell any of our products in the United States, and therefore do not collect or maintain any sensitive personal data of U.S. persons. Therefore, we would not qualify as a TID U.S. Business and, accordingly, no mandatory notification to CFIUS would be required.

9. Amend the risk factor heading “We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which may result in increased share-based compensation expenses.” to “We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.” and add a new second paragraph thereunder on pages 56 and 57 as follows.

We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.

Upon the completion of this offering, we expect to recognize a substantial amount of share-based compensation expenses, and we expect the recognition of such share-based compensation expenses to have a significant impact on our results of operations in the fiscal quarter in which this offering is completed. The total unrecognized share-based compensation expenses associated with restricted share units only subject to an IPO condition amounted to RMB4.2 million (US$0.6 million) as of June 30, 2024, which is expected to be fully recognized as share-based compensation expenses by the completion of an IPO. The grant date fair value of restricted share units and option shares granted to certain management personnel only subject to an IPO condition in July 2024 amounted to RMB739.7 million (equivalent to US$101.8 million) in aggregate, which is expected to be fully recognized as share-based compensation expenses by the completion of an IPO. The related expenses will be recorded in administrative expenses and research and development expenses.

10. Add the following to the beginning of the second paragraph of the risk factor under the heading “The current tensions in international trade and rising political tensions, particularly between the U.S. and China, may adversely impact our business, financial condition, and results of operations.” on page 57.

Our business in the U.S. only includes research and development and road testing. We have not offered and do not plan to offer any services or products to the U.S. markets. See “Business—Our Business in the U.S.”

11. Amend the second paragraph and add four new paragraphs as the third, fourth, fifth and sixth paragraphs of the risk factor under the heading “We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.” on pages 69 and 70 as follows.

On February 17, 2023, the CSRC, as approved by the State Council, released the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to the Filing Rules, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the securities regulatory authority as required. As of the date of this prospectus, we have completed the filings with the CSRC for this offering and the CSRC published the filing results on the CSRC website on August 25, 2023 and it is valid for 12 months.

According to the No. 1 Guideline of the Filing Rules, if we fail to complete the overseas offering and listing before the expiration of the Filing Notice, we shall update and resubmit the CSRC filing materials and go through the CSRC filing process again from the beginning. Preparing the updated CSRC filing materials can be a time-consuming process, and the CSRC may raise additional questions that must be addressed to their satisfaction. As a result, the timeline for obtaining a new filing notice is highly unpredictable, and the procedure may involve significant uncertainties. We cannot predict whether we will be able to obtain a new filing notice in a timely manner, or at all.

According to Article 8 of the Filing Rules, a company is prohibited from overseas offering and listing under the following circumstances: (1) where laws, administrative regulations, or relevant national provisions explicitly prohibit it; (2) where the competent department of the State Council, upon lawful review, determines that the overseas offering and listing may endanger national security; (3) where the domestic enterprise, its controlling shareholder, or actual controller has committed criminal offenses such as embezzlement, bribery, misappropriation of property, or disruption of the socialist market economy order within the past three years; (4) where the domestic enterprise is under investigation by law enforcement authorities for suspected crimes or major violations of laws and regulations, and no clear conclusion has been reached; (5) where there is a significant dispute over the ownership of the equity held by the controlling shareholder or shareholders controlled by the controlling shareholder or actual controller. As of the date of this prospectus, none of the aforementioned circumstances have occurred that would prohibit our overseas offering and listing.

According to the No. 1 Guideline of the Filing Rules, if any material changes occur after the issuer has completed the CSRC filing process and before the issuer’s overseas offering and listing, the issuer shall promptly report to the CSRC and update the filing materials within three working days of the occurrence of the relevant event. Such significant events include: (1) material changes in the main business or business licenses; (2) changes in control or material changes in the shareholding structure; and (3) material adjustments to the offering and listing plan. As of the date of this prospectus, none of the aforementioned circumstances have occurred that would require mandatory reporting.

Therefore, we do not believe that we need to report back to the CSRC prior to the August 25, 2024 deadline or the CSRC would object to the consummation of this offering prior to the deadline. However, we cannot rule out the possibility that the CSRC may consider a material change to be within the scope of the No. 1 Guideline of the Filing Rules and require us to make prompt filing of such change. In addition, we are subject to reporting obligations after the completion of this offering within 15 business days after the offering and listing as required under the Filing Rules.

12. Amend the last sentence of the risk factor under the heading “China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” on page 71 as follows.

While the consummation of our offering does not conflict with any of the aforementioned regulations, complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

13. Add the following after the third sentence of the second paragraph of the risk factor under the heading “If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.” on page 88.

We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule.

Capitalization

14. Amend the subparagraphs (vii), (xi) and (xii) under the second bullet on pages 95 and 96 as follows.

(vii) the vesting of 13,500,000 restricted share units and 9,866,002 option shares granted after June 30, 2024, with RMB739,684,466 share-based compensation expenses to be recognized upon the completion of this offering;

(xi) the issuance and sale of 19,356,000 Class A ordinary shares with a par value of US$0.00001 per share in the form of ADSs by us in this offering, and the receipt of approximately US$96,006,120 of estimated net proceeds at an assumed initial public offering price of US$17.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs; and

(xii) the issuance and sale of 56,562,648 Class A ordinary shares with a par value of US$0.00001 per share in the concurrent private placements, and the receipt of approximately US$320,291,753 of estimated net proceeds at an assumed initial public offering price of US$17.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

15. Amend the capitalization table on page 96 as follows.

	As of June 30, 2024
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Preferred shares and other financial instruments subject to redemption and other preferential rights	8,483,828	1,167,414	—	—	—	—
DEFICIT
Class A ordinary shares	—	—	45	6	55	8
Class B ordinary shares	—	—	2	*	4	1
Ordinary shares	8	1	—	—	—	—
Series Seed-1 Preferred Shares	5	1	—	—	—	—
Series Seed-2 Preferred Shares	4	1	—	—	—	—
Series A Preferred Shares	6	1	—	—	—	—
Share premium	1,104,120	151,932	9,587,924	1,319,343	12,613,232	1,735,638
Reserves	2,372,795	326,507	2,377,028	327,090	2,713,753	373,425
Accumulated losses	(6,996,244)	(962,715)	(7,000,477)	(963,297)	(7,740,161)	(1,065,082)
Treasury shares	(151,668)	(20,870)	(151,668)	(20,870)	(151,668)	(20,870)

Total (deficit)/equity(2)	(3,670,974)	(505,142)	4,812,854	662,272	7,435,215	1,023,120

Total capitalization(2)(3)	4,812,854	662,272	4,812,854	662,272	7,435,215	1,023,120

Management’s Discussion and Analysis of Financial Condition and Results of Operations

16. Add the following as the third paragraph under the heading “Results of Operations—Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023—Revenue” on page 114.

We experience fluctuation in the sales of our autonomous driving products as we and our industry are still in the early stage of commercialization. The number of autonomous driving vehicles sold is hence relatively small and sensitive to the customers’ orders we need to fulfill in the respective periods. The orders from our customers generally depend on the evaluation, development and deployment of their autonomous driving projects, which may be subject to changes. The following table illustrates our product sales in the periods presented:

	For the Six Months Ended June 30,
	2023	2024
Sales of robobuses	4	9
Sales of robosweepers	—	4
Sales of robotaxis	3	—

17. Amend the subsection under the heading “Results of Operations—Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023—Gross profit” on page 115 as follows.

Our gross profit decreased from RMB84.0 million for the six months ended June 30, 2023 to RMB54.8 million (US$7.5 million) for the corresponding period in 2024. Our gross margin decreased from 45.9% for the six months ended June 30, 2023 to 36.5% for the corresponding period in 2024 primarily because of the fluctuation of revenue mix with more products of lower profit margin, like robobuses, sold in the six months ended June 30, 2024 and because we adopted a more aggressive sales strategy in 2024 with lower prices. The following table illustrates gross margin of certain products and services in the periods indicated:

	For the Six Months Ended June 30,
	2023	2024
Sales of robobuses	48%	27%
Sales of robosweepers	—	(209)%
Sales of robotaxis	45%	—
ADAS research and development services	46%	39%
Operational and technical support services	50%	40%

In particular, our gross margin for robosweepers in the six months ended June 30, 2024 was negative 209%, mainly due to write down of inventories recognized as cost of revenue. The gross profit generated from the sales of our products decreased from RMB4.2 million for the six months ended June 30, 2023 to RMB3.9 million (US$0.5 million) for the corresponding period in 2024. The gross profit generated from the provision of our services decreased from RMB79.8 million for the six months ended June 30, 2023 to RMB50.9 million (US$7.0 million) for the corresponding period in 2024.

18. Add the following to the end of the fifth paragraph under the heading “Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022—Loss for the year” on page 120.

In addition, we will recognize a substantial amount of share-based compensation expenses upon the completion of this offering. See “Risk Factors—Risks Related to Our Business and Industry—We have granted, and may continue to grant, options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”

19. Amend the second and fourth paragraphs and add three new paragraphs as the fifth, eighth and ninth paragraphs under the heading “Liquidity and Capital Resources—Cash flows and working capital” on pages 124, 125 and 126 as follows.

As of December 31, 2021, 2022 and 2023 and June 30, 2024, our cash and cash equivalents were RMB2.7 billion, RMB2.2 billion, RMB1.7 billion (US$228.6 million) and RMB1.8 billion (US$251.7 million), respectively. As of December 31, 2021, 2022 and 2023 and June 30, 2024, our time deposits were nil, RMB1,057.3 million, RMB2,550.3 million (US$350.9 million) and RMB2,349.5 million (US$323.3 million), respectively. As of December 31, 2021, 2022 and 2023 and June 30, 2024, our financial assets at FVTPL was RMB53.9 million, RMB1,218.5 million, RMB317.0 million (US$43.6 million) and RMB7.0 million (US$1.0 million), respectively. Our financial assets at FVTPL primarily represents our investments in wealth management products.

. . .

As of June 30, 2024, 25.4% and 74.6% of our cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL were held in mainland China and outside mainland China, respectively, and 9.9% and 90.0% were denominated in Renminbi and U.S. dollars, respectively. Our cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL as of June 30, 2024 outside mainland China was held primarily in HongKong.

For cash concentration disclosures, see “Notes to the Unaudited Condensed Consolidated Financial Statements — Note 21(c) Cash concentration.”

. . .

Some of government grants received and anticipated to be received by the Company are unconditional while some have conditions attached. Under the terms and conditions of the governments grants received and anticipated to be received, the Company is required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China.

The Company received government grants in cash of RMB2.7 million, RMB24.9 million, RMB52.4 million and RMB7.8 million for the years ended December 31, 2021, 2022 and 2023, and for the six months ended June 30, 2024, respectively. Almost all the grants were provided by the governments in mainland China and received in Renminbi.

20. Amend the first sentence of the second paragraph under the heading “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” on page 134 as follows.

As of June 30, 2024, our subsidiaries in mainland China had cash and cash equivalents denominated in U.S. dollar amounting to US$10.5 million and trade and other payables in U.S. dollar amounting to US$39.1 million.

Business

21. Amend the fifth paragraph under the heading “Our Products and Services—Robotaxi” on page 158 as follows.

We are also moving incrementally towards a broader launch of our robotaxi globally. We have obtained permits issued by California DMV allowing us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained permit issued by the Nevada DMV for our testing vehicles there. We are running the largest robotaxi fleet in the UAE, where residents can access our robotaxi services through the TXAI app. In addition, in August 2023, we were granted the UAE’s first and only national license for self-driving vehicles, enabling us to test our autonomous driving vehicles on public roads across the entire country. This groundbreaking permit, unprecedented globally, is the first to allow such extensive autonomous vehicle testing without geographic or conditional restrictions. In December 2023, we obtained the permit to carry out autonomous driving testing in Singapore. In China, we hold valid permits related to autonomous driving in Beijing, Guangzhou, Songyang, Dalian and Deqing, among others, as of the date of this prospectus.

22. Add a new section titled “Our Business in the U.S.” on pages 174 and 175 as follows.

Our Business in the U.S.

Attracted by California’s forward-looking and innovation friendly environment for autonomous driving, Dr. Tony Xu Han and Dr. Yan Li founded WeRide and commenced our business in California. Our business in the U.S. includes research and development and road testing. The U.S. has not been, and will not be, a market for our products or services. Currently, we consider our testing activities in the U.S. not material as the number of testing vehicles and the amount of testing mileage are both less than 2% of our testing activities as a whole. Our testing activities in the U.S. include 15 autonomous driving vehicles and are limited to the San Francisco Bay Area and Las Vegas. Our testing in the U.S. is strictly in compliance with the autonomous vehicle regulations of California and Nevada and are done under the supervision of the DMV of California and Nevada. All of our testing vehicles and test drivers are registered with the California or Nevada DMV. We have obtained permits issued by California DMV allowing us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained permit issued by the Nevada DMV for our testing vehicles there. We will timely renew those permits before they expire.

Regulations

23. Amend the second paragraph under the heading “Regulations in Mainland China—Guidance Catalog of Industries for Foreign Investment” on page 178 as follows.

On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023 and replaced the previous Encouraging Catalog. On December 27, 2021, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2021 Version), or the Negative List 2021, which became effective on January 1, 2022 and replaced the previous Negative List. Any industry not listed on the Negative List 2021, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2021.

24. Add a new section titled “Regulations in the European Union” on pages 199 and 200.

Regulations in the European Union

In the European Union, or the EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. Article 6.1 of GDPR outlines six legal grounds for lawfulness of processing personal data. In particular, processing shall be lawful only if and to the extent that at least one of the following applies: (a) the data subject has given consent to the processing of his or her personal data for one or more specific purposes; (b) processing is necessary for the performance of a contract to which the data subject is party or in order to take steps at the request of the data subject prior to entering into a contract; (c) processing is necessary for compliance with a legal obligation to which the controller is subject; (d) processing is necessary in order to protect the vital interests of the data subject or of another natural person; (e) processing is necessary for the performance of a task carried out in the public interest or in the exercise of official authority vested in the controller; (f) processing is necessary for the purposes of the legitimate interests pursued by the controller or by a third party, except where such interests are overridden by the interests or fundamental rights and freedoms of the data subject which require protection of personal data, in particular where the data subject is a child.

We do not collect or store consumer personal information in the EU. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the GDPR pursuant to Article 6.1(f) thereof. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

25. Add a new section titled “Regulations in Singapore” on page 200.

Regulations in Singapore

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. Under the PDPA, the collection, use or disclosure of personal data typically requires an individual’s prior informed consent. However, in the context of an investigation, companies may seek to rely on the legitimate interests exception. Under paragraph 3 of Part 3 of the First Schedule to the PDPA, companies are not required to seek an individual’s consent if the collection, use or disclosure (as the case may be) of personal data about the individual is “necessary for any investigation or proceedings.”

The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA. The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. From 1 October 2022, the maximum financial penalty that the PDPC may impose is 10% of the annual turnover in Singapore of that organization or S$1 million, whichever is higher.

We do not collect or store consumer personal information in Singapore. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the PDPA pursuant to the legitimate interests exception.

Principal Shareholders

26. Amend the first sentence of the footnote (3) to the beneficial ownership table on page 210.

(3) Represents (i) 15,126,220 ordinary shares, 21,028,574 Series Seed-1 preferred shares, 6,212,951 Series Seed-2 preferred shares and 5,419,450 Series A preferred shares held by Qiming Venture Partners V, L.P.; (ii) 469,320 ordinary shares, 652,446 Series Seed-1 preferred shares, 192,769 Series Seed-2 preferred shares and 168,140 Series A preferred shares held by Qiming Managing Directors Fund V, L.P.; (iii) 6,720,018 ordinary shares, 3,965,980 Series Seed-1 preferred shares, 99,660 Series A preferred shares and 2,685,370 Series B-2 preferred shares held by Qiming Venture Partners VII, L.P.; and (iv) 61,924 ordinary shares, 36,550 Series Seed-1 preferred shares, 920 Series A preferred shares and 24,750 Series B-2 preferred shares held by Qiming VII Strategic Investors Fund, L.P.

27. Amend the first sentence of the footnote (15) to the beneficial ownership table on page 211.

(15) Represents (i) 15,126,220 ordinary shares, 21,028,574 Series Seed-1 preferred shares, 6,212,951 Series Seed-2 preferred shares and 5,419,450 Series A preferred shares held by Qiming Venture Partners V, L.P.; (ii) 469,320 ordinary shares, 652,446 Series Seed-1 preferred shares, 192,769 Series Seed-2 preferred shares and 168,140 Series A preferred shares held by Qiming Managing Directors Fund V, L.P.; (iii) 6,720,018 ordinary shares, 3,965,980 Series Seed-1 preferred shares, 99,660 Series A preferred shares and 2,685,370 Series B-2 preferred shares held by Qiming Venture Partners VII, L.P.; and (iv) 61,924 ordinary shares, 36,550 Series Seed-1 preferred shares, 920 Series A preferred shares and 24,750 Series B-2 preferred shares held by Qiming VII Strategic Investors Fund, L.P.

F-pages

28. Amend the fourth paragraph on page F-79 as follows.

In July 2024, the Company granted 13,500,000 restricted share units and 9,866,002 share options with a weighted-average exercise price of US$1.1 per share to certain management personnel only subject to an IPO condition. The grant date fair value of these restricted share units and share options was RMB739.7 million (equivalent to US$101.8 million) in aggregate, which is expected to be fully recognized as share-based compensation expenses by the completion of an IPO.

29. Amend the sixth paragraph on page F-103 as follows.

In July 2024, the Company granted 13,500,000 restricted share units and 9,866,002 share options with a weighted-average exercise price of US$1.1 per share to certain management personnel only subject to an IPO condition. The grant date fair value of these restricted share units and share options was RMB739.7 million (equivalent to US$101.8 million) in aggregate, which is expected to be fully recognized as share-based compensation expenses by the completion of an IPO.